Exhibit 99.1

Virtual Annual and Special Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

May 6, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 11, 2020 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following votes from the holders of Common Shares with respect to the election of the ten nominees:

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

Item 3: Reduction of Stated Capital

The Shareholders approved a special resolution reducing the stated capital of the Company. The Company received the following votes from the holders of Common Shares with respect to the reduction of stated capital:

Item 4: Executive Compensation

The Company received the following votes from the holders of Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

KINROSS GOLD CORPORATION

/s/ Kathleen M. Grandy
Kathleen M. Grandy
Vice President, Human Resources, Compliance and
Corporate Secretary